UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-38051

SOS LIMITED

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

EXPLANATORY NOTE

The Company is furnishing this Form 6-K/A (the “Amendment”) to amend its six-month interim financial statements and incorporate such financial statements into the Company’s registration statements referenced below. This Amendment is to correct two inadvertent clerical errors in the revenue and balance of intangible assets as of June 30, 2023 found in the Form 6-K (the “Original Filing”) filed on September 28, 2023 (the “Original Filing Date”). Except for the changes expressly described above, this Amendment continues to present information as at the Original Filing Date and does not amend, supplement or update any information contained in the Original Filing to give effect to any subsequent events.

This Form 6-K, as amended, is hereby incorporated by reference into the registration statement of the Company on Form S-8 (Registration Number 333-262636), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Financial Statements as of June 30, 2024 and for the Six Months Ended June 30, 2024 and 2023
99.2	Operating and Financial Review and Prospects in Connection with the Unaudited Interim Consolidated Financial Statements for the Six Months Ended June 30, 2024 and 2023
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104*	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 24, 2024	SOS Limited

	By:	/s/ Yandai Wang
		Name:	Yandai Wang
		Title:	Chief Executive Officer

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